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FOR IMMEDIATE RELEASE                                              July 29, 2003


                    CELESTICA RECEIVES TORONTO STOCK EXCHANGE
                    APPROVAL FOR NEW NORMAL COURSE ISSUER BID

TORONTO, Ontario - Celestica Inc. (NYSE, TSX: CLS), a world leader in electronics manufacturing services (EMS), today announced that it has received approval from the Toronto Stock Exchange for its new normal course issuer bid.

The issuer bid, previously announced on July 24, 2003, is effective for a 12-month period effective August 1, 2003 and ending July 31, 2004. During that period, Celestica is authorized to repurchase, at its discretion, up to 16,996,165 subordinate voting shares, which is 10% of the public float of the subordinate voting shares, on the open market subject to the normal terms and limitations of such bids. Any shares purchased pursuant to the bid will be purchased at the market price of the shares at the time of purchase and will be cancelled. The shares will be purchased on behalf of Celestica by a registered investment dealer through the facilities of the New York or Toronto stock exchanges. Any purchases will be funded out of Celestica's cash resources.

Currently, there are approximately 174,317,943 subordinate voting shares of Celestica outstanding. During the last 12 months, Celestica has purchased a total of 18,380,593 subordinate voting shares at an average price of $13.08 pursuant to its current normal course issuer bid, which expires July 31, 2003.

Celestica believes that its subordinate voting shares have been trading in price ranges which may not fully reflect the value of the subordinate voting shares. As a result, Celestica believes that its outstanding subordinate voting shares represent an attractive investment to Celestica.

ABOUT CELESTICA

Celestica is a world leader in the delivery of innovative electronics manufacturing services (EMS). Celestica operates a highly sophisticated global manufacturing network with operations in Asia, Europe and the Americas, providing a broad range of services to leading OEMs (original equipment manufacturers). A recognized leader in quality, technology and supply chain management, Celestica provides competitive advantage to its customers by improving time-to-market, scalability and manufacturing efficiency.

For further information on Celestica, visit its website at http://www.celestica.com. The company's security filings can also be accessed at http://www.sedar.com and http://www.sec.gov.

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SAFE HARBOUR AND FAIR DISCLOSURE STATEMENT

THIS NEWS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS RELATED TO OUR FUTURE GROWTH, TRENDS IN OUR INDUSTRY AND OUR FINANCIAL AND OPERATIONAL RESULTS AND PERFORMANCE THAT ARE BASED ON CURRENT EXPECTATIONS, FORECASTS AND ASSUMPTIONS INVOLVING RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL OUTCOMES AND RESULTS TO DIFFER MATERIALLY. THESE RISKS AND UNCERTAINTIES INCLUDE, BUT ARE NOT LIMITED
TO: THE CHALLENGES OF EFFECTIVELY MANAGING OUR OPERATIONS DURING UNCERTAIN ECONOMIC CONDITIONS; THE CHALLENGE OF RESPONDING TO LOWER-THAN-EXPECTED CUSTOMER DEMAND; THE EFFECTS OF PRICE COMPETITION AND OTHER BUSINESS AND COMPETITIVE FACTORS GENERALLY AFFECTING THE EMS INDUSTRY; OUR DEPENDENCE ON THE COMPUTER AND COMMUNICATIONS INDUSTRIES; OUR DEPENDENCE ON A LIMITED NUMBER OF CUSTOMERS AND ON INDUSTRIES AFFECTED BY RAPID TECHNOLOGICAL CHANGE; COMPONENT CONSTRAINTS; VARIABILITY OF OPERATING RESULTS AMONG PERIODS; AND THE ABILITY TO MANAGE EXPANSION, CONSOLIDATION AND THE INTEGRATION OF ACQUIRED BUSINESSES. THESE AND OTHER RISKS AND UNCERTAINTIES AND FACTORS ARE DISCUSSED IN THE COMPANY'S VARIOUS PUBLIC FILINGS AT http://www.sedar.com AND http://www.sec.gov, INCLUDING OUR ANNUAL REPORT ON FORM 20-F AND SUBSEQUENT REPORTS ON FORM 6-K FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.

WE DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

IN THE COMPANY'S BEST JUDGMENT, THE EVENTS NOTED IN THIS PRESS RELEASE ON A STAND-ALONE BASIS ARE NOT EXPECTED TO BE MATERIAL TO CELESTICA'S OVERALL FINANCIAL RESULTS.

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CELESTICA CONTACT:

Laurie Flanagan                                     Paul Carpino
Celestica Global Communications                     Celestica Investor Relations
(416) 448-2200                                      (416) 448-2211
media@celestica.com                                 clsir@celestica.com